Exhibit 99.1

FOR IMMEDIATE RELEASE

Results for the quarter ended December 31, 2013 under IFRS

Net Income Grew 27% YoY

IT Services Operating Margin Expanded by 54 basis points sequentially

IT Services Revenue grew 20%; IT Services EBIT grew 33% YoY respectively

Bangalore, India and East Brunswick, New Jersey, USA – January 17, 2014 — Wipro Limited (NYSE:WIT) today announced financial results under International Financial Reporting Standards (IFRS) for its third quarter ended December 31, 2013.

Highlights of the Results:

Results for the Quarter ended December 31, 2013:

•	Revenues from continuing operations were 113.3 billion ($1.8 billion1), an increase of 18% YoY.

•	Net Income from continuing operations was 20.1 billion ($325 million1), an increase of 27% YoY which includes a non-recurring expense incurred due to the cessation of manufacturing Wipro branded desktop, laptops and servers. Excluding the non-recurring expense, Net Income from continuing operations was 20.3 billion ($328 million1), an increase of 28% YoY

•	Non-GAAP Adjusted Net Income from continuing operations was 20.1 billion ($325 million1), an increase of 27% YoY.

•	IT Services Revenue was $1,678.4 million, a sequential increase of 2.9% and YoY increase of 6.4%.

•	IT Services Revenues in Rupee terms was 103.3 billion ($1,668 million1), an increase of 20% YoY.

•	IT Services Earnings Before Interest and Tax (EBIT) was 23.8 billion ($384 million1), an increase of 33% YoY.

•	Operating Income to Revenue for IT Services was 23% for the quarter.

•	The Opus CMC acquisition (announced in December 2013) was completed in January 2014, upon completion of customary closing conditions. Opus CMC’s revenue for calendar year 2013, prior to the closing of the acquisition, was approximately $ 43 million.

•	Wipro declared an interim dividend of 3 ($0.051) per share /ADS.

Performance for the quarter ended December 31, 2013

Azim Premji, Chairman of Wipro, commenting on the results said, “As the global economy is progressing towards stability, we see optimism amongst clients, especially in the West. Corporations are leveraging technology to reduce operational costs and investing resources in differentiating themselves in the marketplace.”

1.	For the convenience of the reader, the amounts in Indian rupees in this release have been translated into United States dollars at the noon buying rate in New York City on December 31, 2013, for cable transfers in Indian rupees, as certified by the Federal Reserve Board of New York, which was US $1= 61.92. However, the realized exchange rate in our IT Services business segment for the quarter ended December 31, 2013 was US$1= 61.53

T K Kurien, Executive Director & Chief Executive Officer of Wipro, said, “Our focus on account management has yielded encouraging results. We continue to execute to our strategy for superior engagement with clients while investing in emerging technologies to drive towards a higher growth trajectory. During the quarter, our Global Infrastructure Services business grew strongly on revenues.”

Suresh Senapaty, Executive Director & Chief Financial Officer of Wipro, said – “Our strategy of ‘standardization at the core’ is yielding results. Our investments in automation and productivity tools have driven efficiencies and helped us expand margins of IT Services by 54 basis points to 23%.”

Outlook for the Quarter ending March 31, 2014

We expect Revenues from our IT Services business to be in the range of $ 1,712 million to $1,745 million* including the revenues from our acquisition.

*	Guidance is based on the following exchange rates: GBP/USD at 1.63, Euro/USD at 1.37, AUD/USD at 0.92, USD/INR at 62.0

IT Services

The IT Services segment had 146,402 employees as of December 31, 2013. We added 42 new customers for the quarter.

A leading integrated construction and support services company has selected Wipro as its sole preferred global strategic partner to provide integrated IT and BPO services. As part of the multi-year relationship, Wipro will deliver operational and cost efficiency through its outsourcing services and partner with the customer in business and technology transformation initiatives.

One of the world’s largest consumer goods companies has renewed its infrastructure services contract with Wipro. Wipro will provide Network, Datacenter, Global Service Desk and Security Services in a managed services model and partner to transform their IT landscape.

One of the largest banks in Africa has extended its existing relationship with Wipro for an additional 3 years. This renewed engagement is a validation of the value that Wipro is bringing to the bank’s ‘transformation journey’ in its capacity as an Enterprise Testing Partner.

A large global universal bank has selected Wipro as one of its strategic partners to provide application development, maintenance and testing services.

Wipro won a deal from a non-profit research institution in the Kingdom of Saudi Arabia to provide IT infrastructure and applications management services. Wipro has been chosen by a leading hospital group in Saudi Arabia to provide end-to-end IT Infrastructure services.

Awards and accolades

Wipro has been recognized by Amazon Web Services as an AWS Partner Network (APN) Premier Consulting Partner for 2014, marking the second year in a row that the Company has achieved this designation.

Wipro Life Sciences has been positioned as a ‘Leader’ in the IDC MarketScape: Worldwide Life Science Manufacturing & Supply Chain ITO 2013 Vendor Assessment (doc #HI244265, November 2013), being recognized for its account management capabilities. Wipro Healthcare and Life sciences continues to leverage its strengths in differentiated domain offerings—patient centricity and compliance through sales and marketing analytics, business intelligence and master data management.

Wipro was named as a leader in the India 200 Climate Disclosure Leadership Index (CDLI), for the second time in a row. Wipro continues to retain the top position with a disclosure score of 98/100. The average disclosure score of Indian companies is 68.

Wipro was named a “Leader” by technology global research and advisory firm Forrester Research Inc. in its report “The Forrester Wave™: Business Intelligence Service Providers in Asia Pacific, Q4 2013”. Forrester Research Inc. evaluated leading Business Intelligence (BI) Services providers across 53 criteria relating to current offering, strategy and market presence based on client inquiries, user needs assessments, and vendor and expert interviews. It identified Wipro as a leader in Business Intelligence Services for Asia Pacific-based organizations.

Wipro received the ‘2013 ESCAP-Sasakawa Award for Disability-Inclusive Business in Asia and the Pacific’ in the category ‘Disability-Inclusive Multinational Enterprise’.

IT Products

•	Our IT Products segment delivered Revenue of 10.2 billion ($164 million1) for the quarter, a YoY increase of 2%.

•	EBIT was negative 116 million (negative $2 million1) for the quarter. The operating income of IT Products segment for the quarter includes non-recurring expense of 209 ($3 million1) incurred due to cessation of manufacturing of Wipro branded desktops, laptops and servers. Operating income of the IT Products segment excluding the above non-recurring expense is 93 million ($1.5 million1).

Please see the table on page 8 for a reconciliation between (i) IFRS Net Income and non-GAAP Adjusted Net Income (excluding the impact of stock-based compensation) and (ii) IFRS IT Services Revenue and IT Services Revenue on a non-GAAP constant currency basis.

About Non-GAAP financial measures

This press release contains non-GAAP financial measures within the meaning of Regulation G and Item 10(e) of Regulation S-K. Such non-GAAP financial measures are measures of our historical or future performance, financial position or cash flows that are adjusted to exclude or include amounts that are excluded or included, as the case may be, from the most directly comparable financial measure calculated and presented in accordance with IFRS.

The table on page 8 provides Adjusted Net Income for the period, which is a non-GAAP measure that excludes the impact of accelerated amortization in respect of stock options that vest in a graded manner, and IT Services Revenue on a constant currency basis, which is a non-GAAP measure that is calculated by translating IT Services Revenue from the current reporting period into U.S. dollars based on the currency conversion rate in effect for the prior reporting period. We consider a stock option award with a graded vesting schedule to be in substance a single award and not multiple stock option awards and accordingly believe the straight line amortization reflects the economic substance of the award. We refer to growth rates in constant currency so that business results may be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons of our business performance. We believe that the presentation of this Non-GAAP Adjusted Net Income, when shown in conjunction with the corresponding IFRS measure, provides useful information to investors and management regarding financial and business trends relating to its Net Income for the period.

These Non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles and should not be considered a substitute for, or superior to, the most directly comparable financial measure calculated in accordance with IFRS, and may be different from non-GAAP measures used by other companies. In addition to these non-GAAP measures, the financial statements prepared in accordance with IFRS and the reconciliation of these non-GAAP financial measures with the most directly comparable IFRS financial measure should be carefully evaluated.

For internal budgeting process, our management also uses financial statements that exclude the impact of accelerated amortization relating to stock options that vest in a graded manner. Management of the Company also uses Non-GAAP Adjusted Net Income, in addition to the corresponding IFRS measure, in reviewing our financial results.

Results for the quarter ended December 31, 2013, computed under IFRS, along with individual business segment reports, are available in the Investors section of our website at www.wipro.com.

Quarterly Conference Call

We will hold a conference call today at 06:45 p.m. Indian Standard Time (08:15 a.m. US Eastern Time) to discuss our performance for the quarter. An audio recording of the management discussions and the question and answer session will be available online and will be accessible in the Investor Relations section of our website at www.wipro.com.

About Wipro Limited (NYSE: WIT)

Wipro provides comprehensive IT solutions and services, including systems integration, Information Systems outsourcing, IT enabled services, package implementation, software application development and maintenance, and research and development services to corporations globally. Wipro Limited is the first PCMM Level 5 and SEI CMM Level 5 certified IT Services Company globally.

For more information, please visit our websites at www.wipro.com.

Contact for Investor Relations		Contact for Media & Press
Aravind V S	Sridhar Ramasubbu	Vipin Nair
Phone: +91-80-25056186	Phone: +1 408-242-6285	Phone: 91-80-3991-6154
aravind.viswanathan@wipro.com	sridhar.ramasubbu@wipro.com	vipin.nair1@wipro.com

Forward-looking and Cautionary Statements

The forward-looking statements contained herein represent Wipro’s beliefs regarding future events, many of which are by their nature, inherently uncertain and outside Wipro’s control. Such statements include, but are not limited to, statements regarding Wipro’s growth prospects, its future financial operating results, and its plans, expectations and intentions. Wipro cautions readers that the forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from the results anticipated by such statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property, and general economic conditions affecting our business and industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission, including, but not limited to, Annual Reports on Form 20-F. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.

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(Tables to follow)

WIPRO LIMITED AND SUBSIDIARIES

AUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Rupees in millions, except share and per share data, unless otherwise stated)

	As of March 31,	As of December 31,
	2013	2013	2013
			Convenience translation into US$ in millions (Unaudited) Refer note 2 (iv)
ASSETS
Goodwill	54,756	62,150	1,004
Intangible assets	1,714	1,668	27
Property, plant and equipment	50,525	51,863	838
Derivative assets	51	625	10
Non-current tax assets	10,308	10,981	177
Deferred tax assets	4,235	4,653	75
Other non-current assets	10,738	14,491	234

Total non-current assets	132,327	146,431	2,365

Inventories	3,263	2,825	46
Trade receivables	76,635	85,091	1,374
Other current assets	31,069	39,825	643
Unbilled revenues	31,988	38,199	617
Available for sale investments	69,171	79,128	1,278
Current tax assets	7,408	9,552	154
Derivative assets	3,031	1,329	21
Cash and cash equivalents	84,838	79,932	1,291

Total current assets	307,403	335,881	5,424

TOTAL ASSETS	439,730	482,312	7,789

EQUITY
Share capital	4,926	4,931	80
Share premium	11,760	12,463	201
Retained earnings	259,178	301,338	4,867
Share based payment reserve	1,316	1,045	17
Other components of equity	7,174	10,318	167
Shares held by controlled trust	(542)	(542)	(9)

Equity attributable to the equity holders of the company	283,812	329,553	5,323
Non-controlling Interest	1,171	1,300	21

Total equity	284,983	330,853	5,344

LIABILITIES
Long—term loans and borrowings	854	11,357	183
Deferred tax liabilities	846	1,383	22
Derivative liabilities	118	1,525	25
Non-current tax liability	4,790	4,557	74
Other non-current liabilities	3,390	3,076	50
Provisions	9	4	—

Total non-current liabilities	10,007	21,902	354

Loans and borrowings and bank overdrafts	62,962	36,159	584
Trade payables and accrued expenses	48,067	50,313	813
Unearned revenues	10,347	12,856	208
Current tax liabilities	10,226	12,055	195
Derivative liabilities	975	3,179	51
Other current liabilities	10,989	13,697	221
Provisions	1,174	1,298	21

Total current liabilities	144,740	129,557	2,091

TOTAL LIABILITIES	154,747	151,459	2,445

TOTAL EQUITY AND LIABILITIES	439,730	482,312	7,789

WIPRO LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME

( in millions, except share and per share data, unless otherwise stated)

	Three months ended December 31,			Nine months ended December 31,
	2012	2013	2013	2012	2013	2013
			translation into US $ in millions (Unaudited)			translation into US $ in millions (Unaudited)
Continuing Operations
Gross revenues	95,140	112,713	1,820	278,170	317,734	5,131
Cost of revenues	(66,003)	(76,365)	(1,233)	(193,657)	(217,788)	(3,517)
Gross profit	29,137	36,348	588	84,513	99,946	1,614
Selling and marketing expenses	(6,298)	(7,759)	(125)	(18,030)	(22,224)	(359)
General and administrative expenses	(5,557)	(5,775)	(93)	(16,214)	(17,028)	(275)
Foreign exchange gains/(losses), net	747	604	10	2,563	2,849	46
Results from operating activities	18,029	23,418	378	52,832	63,543	1,026
Finance expenses	(472)	(898)	(15)	(2,298)	(2,049)	(33)
Finance and other income	2,896	3,812	62	8,239	10,585	171
Profit before tax	20,454	26,332	425	58,773	72,079	1,164
Income tax expense	(4,472)	(6,060)	(98)	(12,939)	(16,064)	(259)

Profit for the period from continuing operation	15,981	20,272	327	45,834	56,015	905

Discontinued operation
Profit after tax for the period from discontinued operation	1,273	—	—	3,488	—	—

Profit for the period	17,254	20,272	327	49,322	56,015	905

Attributable to:
Equity holders of the company	17,164	20,147	325	49,071	55,703	900
Non-controlling interest	90	125	2	251	312	5

Profit for the period	17,254	20,272	327	49,322	56,015	905

Profit from continuing operations attributable to:
Equity holders of the company	15,895	20,147	325	45,595	55,703	900
Non-controlling interest	86	125	2	239	312	5

	15,981	20,272	327	45,834	56,015	905

Earnings per equity share:
Attributable to equity share holders of the company
Basic	6.99	8.20	0.13	20.01	22.69	0.37
Diluted	6.98	8.18	0.13	19.96	22.62	0.37
From continuing operations
Basic	6.48	8.20	0.13	18.59	22.69	0.37
Diluted	6.46	8.18	0.13	18.55	22.62	0.37
Weighted average number of equity shares used incomputing earnings per equity share
Basic	2,454,147,915	2,455,541,979	2,455,541,979	2,452,383,566	2,454,745,433	2,454,745,433
Diluted	2,458,907,939	2,462,432,622	2,462,432,622	2,458,419,557	2,462,073,492	2,462,073,492
Additional Information
Segment Revenue
IT Services	86,018	103,274	1,668	252,893	293,316	4,737
IT Products	9,969	10,155	164	28,492	27,695	447
IT Services & Products	95,987	113,429	1,832	281,385	321,011	5,184
Consumer Care and Lighting (Discontinued operation)	10,281	—	—	30,154	—	—
Others (Discontinued operation)	3,727	—	—	11,392	—	—
Others	251	(112)	(2)	412	(428)	(7)
Total	110,246	113,317	1,830	323,343	320,583	5,177
Operating Income
IT Services	17,917	23,790	384	52,665	64,279	1,038

WIPRO LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME

( in millions, except share and per share data, unless otherwise stated)

	Three months ended December 31,			Nine months ended December 31,
	2012	2013	2013	2012	2013	2013
			translation into			translation into
			US $ in			US $ in
			millions			millions
			(Unaudited)			(Unaudited)
IT Products	239	(116)	(2)	722	167	3
IT Services & Products	18,156	23,674	382	53,387	64,446	1,041
Consumer Care and Lighting (Discontinued operation)	1,402	—	—	3,675	—	—
Others (Discontinued operation)	36	—	—	313	—	—
Others	(135)	(256)	(4)	(607)	(903)	(15)
Total	19,459	23,418	378	56,768	63,543	1,026
Reconciliation of adjusted Non-GAAP profit to profit as per IFRS
Profit for the period attributable to Equity holders of the Company (Continuing operations)	15,895	20,147	325	45,595	55,703	900
Adjustments :
Accelerated amortization of stock options that vest in a graded manner	(68)	1	—	—	(5)	(0)

Non-GAAP adjusted profit (Continuing operations)	15,827	20,148	325	45,595	55,698	900

Profit for the period attributable to Equity holders of the Company (Discontinued operations)	1,269	—	—	3,476	—	—
Adjustments :
Accelerated amortization of stock options that vest in a graded manner	(1)	—	—	(12)	—	—

Non-GAAP adjusted profit (Discontinued operations)	1,268	—	—	3,464	—	—

Reconciliation of Non-GAAP Constant Currency IT Services Revenue to IT Services Revenue as per IFRS ($MN)
IT Services Revenue as per IFRS	1,678.4
Effect of Foreign currency exchange movement	10.6
Non-GAAP Constant Currency IT Services Revenue based on previous quarter exchange rates	1,667.8
IT Services Revenue as per IFRS	1,678.4
Effect of Foreign currency exchange movement	29.0
Non-GAAP Constant Currency IT Services Revenue based on previous year exchange rates	1,707.4